Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2013 and 2012

(Unaudited – Expressed in thousands of United States dollars, except for per share and per ounce amounts)

RIO ALTO MINING LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at June 30, 2013 and December 31, 2012
(Unaudited - Expressed in thousands of United States dollars)

		June 30,	December 31,
	Notes	2013	2012
Assets
Current
Cash and cash equivalents	5	$13,281	$38,613
Accounts receivable	6	25,215	28,849
Other financial assets	7	203	595
Inventory	8	27,017	16,894
Prepaid expenses		798	1,324
IGV receivable	21	35,294	60,286

Total Current Assets		101,808	146,561

Restricted cash	9	4,024	2,175
Plant and equipment, net	10	127,498	116,511
Mineral properties and development costs, net	11	92,920	80,539
Deferred tax asset		2,163	7,695
Total Assets		$328,413	$353,481

Liabilities
Current
Accounts payable and accrued liabilities	12	$51,130	$43,738
Taxes payable	13	4,061	42,675
Deferred revenue	14	5,655	3,446
Derivative liability	14	704	1,102

Total Current Liabilities		61,550	90,961

Accounts payable and accrued liabilities	12	1,716	2,331
Long term debt	15	3,352	3,258
Asset retirement obligation	16	22,569	16,921
Deferred revenue	14	4,542	11,486
Derivative liability	14	328	942
Total Liabilities		94,057	125,899

Equity
Share capital	17	140,772	139,570
Share option and warrant reserve	17	10,959	10,242
Translation reserve		4,522	4,522
Retained earnings		78,103	73,248
Total Equity		234,356	227,582
Total Liabilities and Equity		$328,413	$353,481

Subsequent events (Note 21)

See accompanying notes to the condensed interim consolidated financial statements

APPROVED BY THE BOARD

“Ram Ramachandran” Ram Ramachandran	“Anthony Hawkshaw” Anthony Hawkshaw

RIO ALTO MINING LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET INCOME AND COMPREHENSIVE INCOME
For the three and six months ended June 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Notes	2013	2012	2013	2012

Sales	18	$63,859	$78,789	$122,019	$173,383
Cost of sales		(36,712)	(30,918)	(65,905)	(56,191)
Amortization		(5,671)	(6,010)	(16,670)	(11,518)
Gross profit		21,476	41,861	39,444	105,674

General and administrative expenses	19	(1,416)	(2,300)	(2,710)	(4,349)
Exploration and evaluation expense		(2,028)	(919)	(3,752)	(1,331)
Operating earnings		18,032	38,642	32,982	99,994

Unrealized gain on derivative liability	14	279	1,683	1,012	1,323
Loss on settlement of Prepayment	14	(5,427)	-	(5,427)	-
Accretion of asset retirement obligation	16	(386)	(415)	(773)	(830)
Captive insurance expenses		(173)	-	(342)	-
Foreign exchange (loss) gain		(3,197)	(142)	(3,225)	91
Other gain (loss)		94	(53)	93	(178)
Income before income taxes		9,222	39,715	24,320	100,400

Provision for current income taxes		(6,471)	(12,437)	(13,933)	(39,959)
Provision for deferred income taxes		(5,980)	2,362	(5,532)	2,377
Net income (loss) and comprehensive income (loss)		$(3,229)	$29,640	$4,855	$62,818

Basic earnings (loss) per share		$(0.02)	$0.17	$0.03	$0.37
Diluted earnings (loss) per share		$(0.02)	$0.16	$0.03	$0.35

Weighted average number of shares outstanding
Basic		175,896,122	171,959,126	175,873,171	171,507,228
Diluted		175,896,122	181,655,583	179,029,160	181,203,685

See accompanying notes to the condensed interim consolidated financial statements

RIO ALTO MINING LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and six months ended June 30, 2013 and 2012

(Unaudited - Expressed in thousands of United States dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2013	2012	2013	2012

Operating activities
Net income (loss)		$(3,229)	$29,640	$4,855	$62,818
Reclamation expenditures	16	(242)	-	(305)	-
Items not affecting cash:
Amortization		5,679	6,027	16,687	11,552
Deferred revenue	14	(106)	(10,346)	(106)	(13,430)
Share-based compensation		583	1,148	1,166	2,363
Unrealized gain on derivative liability	14	(279)	(1,683)	(1,012)	(1,323)
Loss on settlement of prepayment agreement	14	5,427	-	5,427	-
Unrealized loss on other financial assets	7	389	-	591	-
Accretion expense	16	386	415	773	830
Deferred income taxes		5,980	(2,362)	5,532	(2,377)
Other		7	1	2	1
Changes in non-cash operating working capital	5	(21,776)	(2,650)	(11,822)	14,338
Net cash (used in) provided by operating activities		(7,181)	20,190	21,788	74,772

Financing activities
Proceeds from exercise of options and warrants	17	16	1,365	753	4,028
Partial settlement of prepayment agreement	14	(10,057)	-	(10,057)	-
Net cash (used in) provided by financing activities		(10,041)	1,365	(9,304)	4,028

Investing activities
Restricted cash	9	3	-	(1,849)	-
Mineral property expenditures	11	(4,723)	(7,343)	(9,725)	(9,796)
Purchase of property, plant and equipment	10	(12,141)	(15,799)	(26,059)	(25,703)
Proceeds on sale of equipment		-	-	16	-
Investment in Santa Barbara Resources	7	-	-	(199)	-
Net cash used in investing activities		(16,861)	(23,142)	(37,816)	(35,499)

(Decrease) increase in cash and cash equivalents		(34,083)	(1,587)	(25,332)	43,301
Cash and cash equivalents, beginning of period		47,364	70,795	38,613	25,907
Cash and cash equivalents, end of period		$13,281	$69,208	$13,281	$69,208

See accompanying notes to the condensed interim consolidated financial statements

RIO ALTO MINING LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the three and six months ended June 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

		Common Shares		Share Option	Translation Reserve	Retained
				and Warrant		Earnings	Total
	Note	Shares	Amount	Reserve		(Deficit)
Balance, December 31, 2011		169,746,352	$127,537	$10,420	$4,522	$(27,170)	$115,309
Issued on conversion of warrants	17	2,594,340	4,151	(1,512)	-	-	2,639
Issued on exercise of options	17	1,226,533	2,550	(1,161)	-	-	1,389
Share-based compensation	17	-	-	2,363	-	-	2,363
Net income		-	-	-	-	62,818	62,818
Balance, June 30, 2012		173,567,225	$134,238	$10,110	$4,522	$35,648	$184,518

Balance, December 31, 2012		175,536,962	$139,570	$10,242	$4,522	$73,248	$227,582
Issued on conversion of warrants	17	336,720	1,118	(417)	-	-	701
Issued on exercise of options	17	62,000	84	(32)	-	-	52
Share-based compensation	17	-	-	1,166	-	-	1,166
Net income		-	-	-	-	4,855	4,855
Balance, June 30, 2013		175,935,682	$140,772	$10,959	$4,522	$78,103	$234,356

See accompanying notes to the condensed interim consolidated financial statements

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

1.	NATURE OF OPERATIONS

Rio Alto Mining Limited (“Rio Alto” or the "Company") is the parent company of a consolidated group. Rio Alto Mining Limited is incorporated under the laws of the Province of Alberta, with its registered office at Suite 1000 -250 2nd Street S.W., Calgary, Alberta, T2P 0C1 and its head office at Suite 1950 - 400 Burrard Street, Vancouver, BC, V6C 3A6. The Company’s wholly-owned subsidiary La Arena S.A. (“La Arena”) owns the La Arena mineral project. The La Arena mineral project has two separate deposits, a gold oxide deposit (“Phase I”) and a copper/gold sulphide deposit (“Phase II”), and several exploration prospects. Phase I is in production and a feasibility study on the economic viability of developing Phase II is underway.

2.	BASIS OF PREPARATION

These condensed interim consolidated financial statements are prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended and as at December 31, 2012, which are available at www.sedar.com.

The accounting policies used for the preparation of these condensed interim consolidated financial statements are the same as those expected to be used to prepare the consolidated financial statements for the year ended December 31, 2013.

These condensed interim consolidated financial statements are presented in United States dollars (“USD”), which is the functional currency of the parent company and La Arena.

The Board of Directors approved these condensed interim consolidated financial statements on August 8, 2013.

3.	SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

When preparing interim financial statements, management makes a number of judgments, estimates and assumptions in the recognition and measurement of assets, liabilities, income and expenses. Actual financial results may not equal the estimated results due to differences between estimated or anticipated events and actual events. The judgments, estimates and assumptions made in the preparation of these condensed interim consolidated financial statements were similar to those made in the preparation of the Company’s annual financial statements for the year ended December 31, 2012. The only significant exception is the estimate of the provision for income taxes, which is determined in these interim financial statements by using the estimated average annual effective income tax rates applied to the pre-tax income of the interim period.

4.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Company in these condensed interim consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as at and for the financial year ended December 31, 2012.

Effective January 1, 2013, several new standards were introduced. The Company has evaluated these new standards and determined that none of them impact the Company’s accounting policies.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

5.	SUPPLEMENTAL CASH FLOW INFORMATION

a.	Cash and cash equivalents, expressed in USD, include cash in bank accounts and term deposits as follows:

	June 30, 2013	December 31, 2012
United States dollars	$12,077	$21,365
Canadian dollars (i)	163	2,235
Peruvian Nuevo Sol (ii)	1,041	15,013
	$13,281	$38,613

i.	Canadian dollars of $171 was converted at a Canadian to US dollar exchange rate of 0.9513 (December 31, 2012 - $2,224 at 1.0051).
ii.	Peruvian Nuevo Sol of $2,895 was converted at a sol to US dollar exchange rate of 0.3595 (December 31, 2012 - $38,268 at 0.3923).

b.	Changes in non-cash operating working capital include the following:

	Three months ended June 30,		Six months ended June 30,
Changes in non-cash operating working capital	2013	2012	2013	2012
items
Accounts receivable	$(7,112)	$(11,661)	$3,634	$(12,650)
Interest deferred	47	-	94	-
Inventory	2,014	6,032	(9,231)	939
Prepaid expenses	578	329	526	514
IGV	(6,224)	(6,767)	24,992	(12,801)
Accounts payable and accrued liabilities	(5,656)	8,151	6,777	9,582
Taxes payable	(5,423)	1,266	(38,614)	28,754
	$(21,776)	$(2,650)	$(11,822)	$14,338

c.	Non cash transactions not included in the statements of cash flow were:

i.	Included in inventory on June 30, 2013 was non cash amortization of $2,388.
ii.	Non-cash additions to mineral properties of $5,178 (Note 16) for the period ended June 30, 2013.

Refer to Note 13 for tax payments made during the six month period ended June 30, 2013.

6.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	June 30, 2013	December 31, 2012
Trade receivables	$24,269	$22,938
Value-added tax receivable	14	53
Peru capital tax receivable	716	1,257
Other receivables	216	4,271
Receivable from related party	-	330
	$25,215	$28,849

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

7.	OTHER FINANCIAL ASSETS

Other financial assets consist of the following investments in Santa Barbara Resources Inc. (“Santa Barbara”) and Duran Ventures Inc. (“Duran”):

	Santa Barbara
	Shares (a)	Duran Shares (b)	Duran Warrants (b)	Total

Acquisition, September 28, 2012	$-	$713	$50	$763
Change in value during the period	-	(235)	67	(168)
December 31, 2012	$-	$478	$117	$595

Acquisition, February 5, 2013	199	-	-	199
Change in value during the period	(92)	(382)	(117)	(591)
June 30, 2013	$107	$96	$-	$203

a.	Santa Barbara

In February 2013, the Company purchased 2,500,000 common shares of Santa Barbara at a price of CDN$0.08 per share, for total consideration of CDN$200. These common shares are subject to a hold period in Canada, that expired on June 14, 2013.

In June 2013, the Company signed an Option and Joint Venture Agreement (the “Agreement”) with Santa Barbara Resources Limited. Upon signing the Agreement the Company paid Santa Barbara $250. The Company has the option to acquire up to a 51% interest in Santa Barbara’s Sancos gold property (“Sancos”) in Peru within a three year period by incurring $4,500 in expenditures at a minimum rate of $1,500 per year and paying Santa Barbara $500 not later than the 51% option exercise date. The Company may earn an additional 15% interest in the Sancos project within the subsequent two year period by undertaking all necessary actions required to prepare Sancos for a production decision and by making a $500 payment to Santa Barbara.

b.	Duran

The Company holds 5,000,000 units of Duran. The units consist of one common share of Duran and one half of a Series A Warrant and one half of a Series B Warrant (the “Duran Units”). The Duran Units are held for investment purposes, but may be sold in the near term and are accounted for at fair value. Any gains or losses arising from periodic fair value adjustments are reflected in profit and loss.

A whole Series A Warrant may be converted into one common share upon payment of $0.25 Canadian dollars (“CDN”) at any time until the date that is the earlier of (i) March 28, 2014, and (ii) the date that is thirty days after the date notice is given to Rio Alto that the common shares have closed at or above CDN$0.25 for a period of twenty consecutive trading days on the TSX Venture Exchange (the “TSXV”) so long as such period occurs after September 28, 2013.

A whole Series B Warrant may be converted into one common share upon payment of CDN$0.35 at any time until the date that is the earlier of (i) March 28, 2015 and (ii) the date that is thirty days after notice is given to Rio Alto that the common shares have closed at or above CDN$0.35 for a period of twenty consecutive trading days on the TSXV so long as such period occurs after September 28, 2014.

Rio Alto may earn up to a 70% interest in Duran’s Minasnioc Gold-Silver Property (“Minasnioc”) and a 65% interest in Duran’s Ichuña Copper-Silver Property (“Ichuña”). In order to complete its earn-in option for the

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Minasnioc and Ichuña properties, Rio Alto must convert 100% of the warrants included in the Duran Units.

Under the terms of the agreement all time periods set for specific performance by Rio Alto are extendable. Also under the agreement, Rio Alto has the option to acquire a 51% interest in Minasnioc within a three (3) year period by performing the work required to define a sufficient mineral resource to justify an economic assessment, and making a payment to Duran of $500. Rio Alto may earn an additional 19% interest in Minasnioc within the subsequent two (2) year period by preparing a feasibility study supportive of a production decision and obtaining permits from the applicable Peruvian authorities for a production decision and by making a payment to Duran of $500.

Under the terms of the agreement, Rio Alto has the option to earn a 65% interest in Ichuña by incurring a total of $8,000 in exploration costs within a four (4) year period, which shall include a drill program of 8,000 metres and make a payment to Duran of $500.

8.	INVENTORY

Inventory consists of the following:

	June 30, 2013	December 31, 2012
Work-in-progress	$2,719	$7,981
Ore on leach pad	11,029	1,017
Ore in stockpile	2,266	-
Total mineral inventory	16,014	8,998
Consumable inventory	11,003	7,896
	$27,017	$16,894

9.	RESTRICTED CASH

Restricted cash consists of a total of $4,024 (December 31, 2012 - $2,175). Of this deposit, $4,000 (December 31, 2012 - $2,175) is a deposit made to secure a letter of credit in favour of the Ministry of Energy and Mines in Peru as a partial guarantee of its mine closure obligations (Note 16). The amount of $4,000 consists of two deposits maturing in less than one year, which earn interest at 1.5% per annum. These funds will be reinvested upon maturity.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

10.	PLANT AND EQUIPMENT

Plant and equipment consists of:

		Heap leach	Land and	Mobile and
	Construction-	pad and	lease	field	Plant and	Other mine	Other
	in-Process	ponds	permits	equipment	equipment	assets	assets	Total
Costs
December 31, 2012	$7,290	$72,739	$19,183	$4,763	$21,199	$11,726	$976	$137,876
Additions and reclassifications	(3,732)	23,537	(399)	204	4,580	1,918	(49)	26,059
Disposals	-	-	-	(16)	-	-	-	(16)
June 30, 2013	$3,558	$96,276	$18,784	$4,951	$25,779	$13,644	$927	$163,919

Accumulated amortization
December 31, 2012	$-	$(14,253)	$-	$(442)	$(5,889)	$(525)	$(256)	$(21,365)
Amortization	-	(11,139)	-	(226)	(3,144)	(483)	(64)	(15,056)
June 30, 2013	$-	$(25,392)	$-	$(668)	$(9,033)	$(1,008)	$(320)	$(36,421)

Net book value
December 31, 2012	$7,290	$58,486	$19,183	$4,321	$15,310	$11,201	$720	$116,511
June 30, 2013	$3,558	$70,884	$18,784	$4,283	$16,746	$12,636	$607	$127,498

Other mine assets consist of the camp office and accommodation. Other assets consist of office equipment and leasehold improvements.

11.	MINERAL PROPERTIES AND DEVELOPMENT COSTS

The La Arena Project is wholly-owned by La Arena and consists of 44 mining concessions totaling approximately 20,673 hectares located about 480km north-northwest of Lima, Peru.

The La Arena Project has two separate deposits, a gold oxide deposit (“Phase I”) and a copper/gold sulphide project (“Phase II”). The Company is mining the gold oxide deposit.

Mineral property expenditures are:

		Phase I		Phase II
		Accumulated
	Cost	amortization	Net	Cost	Total
December 31, 2011	$16,948	$(1,047)	$15,901	$47,895	$63,796
Development costs	-	-	-	22,472	22,472
Amortization	-	(5,729)	(5,729)	-	(5,729)
December 31, 2012	$16,948	$(6,776)	$10,172	$70,367	$80,539
Development costs	-	-	-	9,725	9,725
Asset retirement obligation (Note 16)	5,178	-	5,178	-	5,178
Amortization	-	(2,522)	(2,522)	-	(2,522)
June 30, 2013	$22,126	$(9,298)	$12,828	$80,092	$92,920

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

	June 30, 2013	December 31, 2012
Trade payable	$39,844	$28,337
Salaries payable	606	1,721
Bonus payable	971	1,042
Vacation payable	1,094	1,046
Workers’ profit share payable	5,194	8,919
National pension payable	897	12
Payroll tax payable	434	1,436
Other payable	2,090	1,225
Current accounts payable and accrued liabilities	51,130	43,738
Long-term bonus payable	1,716	2,331
Total accounts payable and accrued liabilities	$52,846	$46,069

None of the accounts payable and accrued liabilities are interest bearing. Substantially all of the trade payables relate to mining and development and construction activities. Trade payables are normally settled within 30 days. Vacation payable is paid when requested by an employee.

The long-term bonus payable has been discounted using a period of 4.50 years and a discount rate of 7.8%. The long-term bonus payable is due in 2017.

13.	TAXES PAYABLE

Taxes payable consist of the following:

	June 30, 2013	December 31, 2012
Special mining tax	$735	$1,204
Royalty	417	483
Income tax	2,909	40,988
	$4,061	$42,675

Income taxes payable consists of the income tax obligation arising from taxes and a royalty imposed by Peruvian tax authorities, less tax instalments paid during the year and recognition of an increase in the deferred tax asset.

During the six months ended June 30, 2013, the following tax payments were made:

i.	Peruvian income tax instalments for 2013 of $10,097.
ii.	Peruvian income tax for 2012 of $34,641.
iii.	Special mining tax for 2013 of $596.
iv.	Special mining tax for 2012 of $1,117.
v.	Royalties for 2013 of $560.
vi.	Royalties for 2012 of $1,149.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

14.	DEFERRED REVENUE AND DERIVATIVE LIABILITY

The Company received $50,000 under a Gold Prepayment Agreement (“Prepayment”) and simultaneously entered into an off take agreement – the Gold Purchase Agreement (“Purchase Agreement”). The proceeds of the Prepayment were to partially fund development of Phase I. The Purchase Agreement includes a derivative liability (written option). An option pricing model that considers gold volatility is used to estimate the fair value of the derivative liability. Drawdowns of the Prepayment were initially apportioned to derivative liability based on estimated fair value with the residual amount allocated to deferred revenue.

a.	Deferred revenue is:

Opening, December 31, 2012	$14,932
Cash settlement fulfillment of deferred revenue	(4,630)
Deliveries to recognize deferred revenue	(105)
Balance, June 30, 2013	10,197
Less current portion	(5,655)
Long – term portion	$4,542

Under the Prepayment the Company is committed to deliver a notional amount of 1,941 ounces of gold each month until October 2014. Once the monthly deliveries total 61,312 notional ounces of gold, the Prepayment is settled. The actual monthly delivery of gold ounces may vary by 5 per cent from 1,941 ounces for every $100 dollar change in the gold price from a base price of $1,150 per ounce, subject to limits at $1,450 and $950 per ounce. At a price of $1,450 or more the monthly delivery would be 85 per cent of 1,941 ounces and 115 per cent of 1,941 ounces if the price of gold was $950 or less. The ounces of gold to be delivered are as follows:

Gold price per ounce	Based on $50,000	Remaining commitment
	drawdown	at June 30, 2013
$950 or lower	70,509	19,744
$950 to $1,050	67,443	18,885
$1,050 to $1,150	64,378	18,027
$1,150 to $1,250	61,312	17,168
$1,250 to $1,350	58,246	16,310
$1,350 to $1,450	55,181	15,452
$1,450 or higher	52,115	14,593

At June 30, 2013, the price of gold was $1,203 per ounce. At that price there would be 17,168 ounces to be delivered in the amount of 1,643 ounces in the month of February 2014, and 1,941 for each month from March 2014 and including October 2014.

The Company may prepay gold ounces remaining to be delivered under the Prepayment, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. In April 2013, the Company made a cash payment of $10,057 to settle 7,882 notional ounces to be delivered under the Prepayment. The price per ounce embedded in the Prepayment is lower than the price of gold when the cash payment was made. Therefore, only the price per ounce embedded in the Prepayment can be recognized as a deferred revenue fulfillment. The cash delivery of $10,057 drew down the deferred revenue balance by $4,630.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

The remaining $5,427 was recorded as a loss on the settlement of the Prepayment.

The delivery of gold and cash payment fulfilled obligations through January 2014, and partially fulfilled the February 2014 obligation.

b.	Derivative liability consists of:

Opening, December 31, 2012	$2,044
Change in fair market value of derivative liability	(1,012)
Balance, June 30, 2013	1,032
Less current portion	(704)
Long – term portion	$328

Under the Purchase Agreement the Company granted an option that allows the holder to purchase gold produced from two oxide pits up to an estimated amount of 634,000 ounces. At June 30, 2013 the remaining number of ounces available for purchase, net of estimated deferred revenue obligations, was approximately 279,000 ounces. The option holder may elect to pay one of either the London Gold Market AM Fixing Price or the Comex (1st Position) Settlement Price over predetermined periods of time. The option holder’s election represents an embedded derivative and is accounted for as a written call option. Changes in the fair value of the liability are reflected in profit or loss.

15.	LONG TERM DEBT

The $3,000 debt bears interest at 3-month LIBOR plus 6 per cent compounded annually (6.28% as at June 30, 2013). The debt matures in October 2014. As security for the Prepayment and the $3,000 loan, the Company granted a charge over its shares of La Arena and substantially all of the Company’s assets. Interest accrued on the loan amounted to $352 at June 30, 2013 (December 31, 2012 - $258).

16.	ASSET RETIREMENT OBLIGATION

Asset retirement obligation consists of:

	June 30, 2013	December 31, 2012
Opening balance	$16,921	$15,685
Accretion expense	773	1,648
Reclamation spending	(305)	(423)
Adjustment due to timing of expenditures and change in discount rate	5,178	-
Foreign exchange	2	11
	$22,569	$16,921

The Company’s current reclamation and closure plan for the La Arena Gold Mine was filed with the Ministry of Energy and Mines in Peru in October 2012. The estimated undiscounted closure obligation at that time was $38,100, which when discounted resulted in the asset retirement obligation of $16,921 as at December 31, 2012.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

A discount rate of 7.0% has been used to estimate future costs at June 30, 2013. As at December 31, 2012, the rate was 10.25%. The decrease in the rate is due a reassessment of the Company’s risk. This, combined with an adjustment of the expected timing of certain future expenditures due to a revised mine closure plan resulted in a net increase to the Asset Retirement Obligation of $5,178, and a corresponding increase to Phase I of Mineral Properties (Note 11). The Asset Retirement Obligation is continuously reviewed and therefore figures are subject to change.

The carrying value of the obligation is increased by periodic accretion charges reflected within profit and loss. The Company posted a letter of credit, which at June 30, 2013 is in the amount of $4,000 (Note 9) as a partial guarantee of its closure obligations. Reclamation and closure activities include land and water rehabilitation, demolition of buildings and mine facilities, on-going care and maintenance and other costs. To date, $728 has been spent on reclamation activities. The majority of the closure activities will be carried out during the 2018 through 2019 period. Care and maintenance activities are expected to continue until 2025.

17.	EQUITY

a.	Share capital

Authorized share capital consists of an unlimited number of common shares of which 175,935,682 were issued and outstanding at June 30, 2013 (December 31, 2012 – 175,536,962). The Company also has authorized an unlimited number of preferred shares of which none have been issued.

The Company issued 398,720 common shares in the six months ended June 30, 2013 upon the exercise of options and warrants as set out in (b) and (c) below.

b.	Share-based payments

The Company’s stock option plan authorizes the directors to grant options to executive officers, directors, employees and consultants enabling them to acquire from treasury up to that number of shares equal to 10 per cent of the issued and outstanding common shares of the Company.

The exercise price of options granted is determined by the directors, subject to regulatory approval, if required. Options may be granted for a maximum term of 10 years and vest as determined by the board of directors. The Black-Scholes Option Pricing Model is used to estimate the fair value of options granted. Vesting periods range from immediate vesting to vesting over a 3-year period.

Stock option transactions are summarized as follows:

		Weighted Average
	Number of Options	Exercise Price
	(000’s)	(C$/option)
Outstanding, December 31, 2012	7,896	$2.44
Exercised	(62)	0.84
Outstanding, June 30, 2013	7,834	2.45
Options exercisable, June 30, 2013	5,452	$1.98

Proceeds from the exercise of options were $15 and $52 for the three and six months ended June 30, 2013.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Stock options outstanding at June 30, 2013 were:

	Options outstanding			Options exercisable
		Weighted			Weighted
		average	Weighted		average	Weighted
		exercise	average		exercise	average
	Options	price	remaining life	Options	price	remaining life
	(000’s)	(C$/option)	(months)	(000’s)	(C$/option)	(months)
$0.25 - $0.70	1,473	$0.30	13	1,473	$0.30	13
$1.25 - $1.50	460	$1.50	27	460	$1.50	27
$1.80 - $2.39	1,455	$1.93	29	1,455	$1.93	29
$3.08 - $3.75	3,846	$3.15	41	1,914	$3.18	41
$5.25 - $5.25	600	$5.25	51	150	$5.25	51
	7,834	$2.45	34	5,452	$1.98	29

The fair value of options issued to executive officers, directors and employees is measured at the grant date. The fair value of options issued to non-employees, where the fair value of the goods or services is not determinable, is measured by way of reference to the equity instruments granted and measured at the date the goods or services are rendered.

c.	Warrants

Warrant transactions are summarized as follows:

	Number of Options	Weighted Average Conversion Price
	(000’s)	(C$/warrant)
Outstanding, December 31, 2012	337	$2.05
Converted	(337)	2.05
Outstanding, June 30, 2013	-	$-

Proceeds from the exercise of warrants were $0 and $701 for the three and six months ended June 30, 2013.

18.	SALES

	Three months ended June 30, 2013		Three months ended June 30, 2012
	$	ounces	$	ounces
Gold - cash sales	63,672	48,427	68,367	43,168
Gold - deferred revenue	106	152	10,346	14,847
Silver - cash sales	81	2,268	76	2,674
	63,859		78,789

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

	Six months ended June 30, 2013		Six months ended June 30, 2012
	$	ounces	$	ounces
Gold - cash sales	121,752	84,783	159,794	98,115
Gold - deferred revenue	106	152	13,430	18,818
Silver - cash sales	161	5,928	159	5,081
	122,019		173,383

19.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses comprise of:

	Three months ended		Six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Share-based compensation (note 17(b))	$583	$1,148	$1,166	$2,363
Salaries	275	712	577	934
Professional fees	141	94	199	207
Directors’ fees	98	60	186	123
Office and miscellaneous	102	86	208	165
Travel	83	80	141	156
Regulatory and transfer agent fees	67	33	113	259
Investor relations	59	70	103	108
Amortization	8	17	17	34

	$1,416	$2,300	$2,710	$4,349

20.	SEGMENT REPORTING

The Company has three operating segments in three geographic areas - mining, acquisition and development of mineral properties, in Latin America, the corporate office in Canada and a self-insurance company in Barbados. The Company’s revenue is generated in Peru. Segmented disclosure and Company-wide information is as follows:

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

				As at June 30, 2013
	Canada	Peru	Barbados	Total
Mineral properties and development costs, net	$-	$92,920	$-	$92,920
Plant and equipment, net	83	127,415	-	127,498
Other assets	1,810	100,066	6,119	107,995

Total assets	$1,893	$320,401	$6,119	$328,413

	Canada	Peru	Barbados	Total
Accounts payable and accrued liabilities	$2,362	$50,131	$353	$52,846
Taxes payable	-	4,061	-	4,061
Deferred revenue	10,197	-	-	10,197
Derivative liability	1,032	-	-	1,032
Long-term debt	3,352	-	-	3,352
Asset retirement obligation	-	22,569	-	22,569

Total liabilities	$11,516	$76,761	$353	$94,057

			As at December 31, 2012
	Canada	Peru	Barbados	Total
Mineral properties and development costs, net	$-	$80,539	$-	$80,539
Plant and equipment, net	100	116,411	-	116,511
Other assets	3,016	144,025	9,390	156,431

Total assets	$3,116	$340,975	$9,390	$353,481

	Canada	Peru	Barbados	Total
Accounts payable and accrued liabilities	$4,204	$41,819	$46	$46,069
Taxes payable	-	42,675	-	42,675
Deferred revenue	14,932	-	-	14,932
Derivative liability	2,044	-	-	2,044
Long-term debt	3,258	-	-	3,258
Asset retirement obligation	-	16,921	-	16,921

Total liabilities	$24,438	$101,415	$46	$125,899

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

			Three months ended June 30, 2013
	Corporate	Mine	Insurance	Total
		Operations
Sales	$-	$63,859	$-	$63,859
Cost of sales	-	(36,712)	-	(36,712)
Amortization	-	(5,671)	-	(5,671)
General and administrative expenses	(1,383)	(33)	-	(1,416)
Exploration and evaluation expense	(67)	(1,961)	-	(2,028)
Unrealized gain on derivative liability	279	-	-	279
Loss on settlement of Prepayment	(5,427)	-	-	(5,427)
Accretion of asset retirement obligation	-	(386)	-	(386)
Foreign exchange gain (loss)	(21)	(3,176)	-	(3,197)
Insurance expenses	-	-	(173)	(173)
Other gain (loss)	(66)	160	-	94
Provision for income taxes	-	(12,451)	-	(12,451)

Net income (loss)	$(6,685)	$3,629	$(173)	$(3,229)

			Three months ended June 30, 2012
	Corporate	Mine	Insurance	Total
		Operations
Sales	$-	$78,789	$-	$78,789
Cost of sales	-	(30,918)	-	(30,918)
Amortization	-	(6,010)	-	(6,010)
General and administrative expenses	(2,300)	-	-	(2,300)
Exploration and evaluation expense	(742)	(177)	-	(919)
Unrealized gain on derivative liability	1,683	-	-	1,683
Accretion of asset retirement obligation	-	(415)	-	(415)
Foreign exchange gain (loss)	(10)	(132)	-	(142)
Insurance expenses	-	-	-	-
Other gain (loss)	(53)	-	-	(53)
Provision for income taxes	-	(10,075)	-	(10,075)

Net income (loss)	$(1,422)	$31,062	$-	$29,640

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

			Six months ended June 30, 2013
	Corporate	Mine	Insurance	Total
		Operations
Sales	$-	$122,019	$-	$122,019
Cost of sales	-	(65,905)	-	(65,905)
Amortization	-	(16,670)	-	(16,670)
General and administrative expenses	(2,677)	(33)	-	(2,710)
Exploration and evaluation expense	(617)	(3,135)	-	(3,752)
Unrealized gain on derivative liability	1,012	-	-	1,012
Loss on settlement of Prepayment	(5,427)	-	-	(5,427)
Accretion of asset retirement obligation	-	(773)	-	(773)
Foreign exchange gain (loss)	(63)	(3,162)	-	(3,225)
Insurance expenses	-	-	(342)	(342)
Other gain (loss)	(67)	160	-	93
Provision for income taxes	-	(19,465)	-	(19,465)

Net income (loss)	$(7,839)	$13,036	$(342)	$4,855

			Six months ended June 30, 2012
	Corporate	Mine	Insurance	Total
		Operations
Sales	$-	$173,383	$-	$173,383
Cost of sales	-	(56,191)	-	(56,191)
Amortization	-	(11,518)	-	(11,518)
General and administrative expenses	(4,349)	-	-	(4,349)
Exploration and evaluation expense	(1,154)	(177)	-	(1,331)
Unrealized gain on derivative liability	1,323	-	-	1,323
Accretion of asset retirement obligation	-	(830)	-	(830)
Foreign exchange gain (loss)	40	51	-	91
Insurance expenses	-	-		-
Other gain (loss)	(178)	-	-	(178)
Provision for income taxes	-	(37,582)	-	(37,582)

Net income (loss)	$(4,318)	$67,136	$-	$62,818

21.	SUBSEQUENT EVENTS

a.	Subsequent to June 30, 2013, the Company received an IGV refund of $21,000.

b.	Subsequent to June 30, 2013, the Company received $228 on the issue of 800,000 shares pursuant to the exercise of 800,000 options.